STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 87801
512.499.3600

September 11, 2017

Via EDGAR and Federal Express

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention:          Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-4
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are responding to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated August 1, 2017, relating to the referenced filing.  Numbered responses below correspond to the numbered comments in your letter.  Today the Company filed Pre-Effective Amendment No. 4 to its Registration Statement on Form S-4 (the “S-4/A”), containing the revisions described below. Page numbers in our responses below refer to pages of the S-4/A as filed via EDGAR.  We also have enclosed, via Federal Express, four paper copies of the S-4/A, marked to show changes from Amendment No. 31 and keyed to comments, as well as copies of this letter.

Summary
1.
We note that in Amendment No. 2 you removed the section “Interests of Certain Persons in the Merger” from the Summary.  As previously requested, please explain why this disclosure was deleted.  Alternatively, please restore this disclosure.

Response:  See page 23.  We restored this disclosure as it appeared in Amendment No. 1.

1 The paper copies do not include the Annexes to the proxy statement/prospectus, which have not been changed in response to comments.

Matrix Oil Management Corporation
2.
Please revise the figures representing the net quantities Matrix’s total proved reserves and total net acreage as of December 31, 2016 to resolve the inconsistencies with the comparable information provided elsewhere on pages 102 and 142, respectively.  This comment also applies to the comparable disclosure provided on pages 27 and 134.

Response:  See page 17.  We revised the reserve disclosure under Matrix Oil Management Corporation as follows:
. . . Matrix has a lease and fee ownership in 13 producing fields in approximately ~~10,000~~ [8,600] net acres that hold in excess of 350 Matrix-interest wells. The company has total proved reserves in excess of ~~13~~ [9] MMBOE as of December 31, 2016.

We made similar revisions to the disclosures on pages 28 and 135.

Risks Relating to Matrix’s Business
Failure to obtain the senior lenders’ consent could delay the merger
3.	Please update the disclosure on page 43 to clarify whether Matrix’s senior lenders have consented to the merger and related transactions.
Response:  See page 44.  We revised this risk factor to read as follows:
As explained in more detail in the preceding paragraph, Matrix’s senior lenders must consent to the Mergers, the Exchanges, and the Debt Exchange, which has not yet been received.  [Arena, the lead senior lender, has orally indicated that they will consent to the transactions, if (a) the transactions are completed by December 31, 2017, (b) at least $4 million of additional funds are raised for future development and deposited into the capital expenditure account for Arena and Matrix, and (c) subject to Arena’s approval of the transaction documents completing the transactions.  Because of the importance of the Sansinena field assets securing the senior debt, it is essential that Matrix either obtain consent from Arena or find an alternative financing source to repay and replace the senior lenders.]  If they do not consent, Matrix may be required to find alternative financing before the proposed transactions could proceed, potentially resulting in a delay of the transactions and financial losses to Matrix.
[Alternatively, it may be necessary for the combined entities to raise equity to satisfy Arena’s requirement.  There can be no certainty that any equity can be raised, or the required terms of any equity investor(s).  Any such equity raised by either Royale or Matrix to satisfy Arena’s requirement could require an amendment to the terms of the Mergers, the Exchanges and/or the Debt Exchange.]

In addition, we added the following risk factor under Risks Relating to Royale's Business, page 36:
[Possible Need for Alternative Financing

As a condition to the Mergers, Matrix’s senior lenders must consent to the Mergers, the Exchanges, and the Debt Exchange, which has not yet been received.  Arena, the lead senior lender, has orally indicated that they will consent to the transactions, if (a) the transactions are completed by December 31, 2017, (b) at least $4 million of additional funds are raised for future development and deposited into the capital expenditure account for Arena and Matrix, and (c) subject to Arena’s approval of the transaction documents completing the transactions.  Because of the importance of the Sansinena field assets securing the senior debt, it is essential that Matrix either obtain consent from Arena or find an alternative financing source to repay and replace the senior lenders.  If they do not consent, Matrix may be required to find alternative financing before the proposed transactions could proceed, potentially resulting in a delay of the transactions and financial losses to Matrix.

Alternatively, it may be necessary for Royale to raise equity to satisfy Arena’s requirement.  There can be no certainty that any equity can be raised, or the required terms of any equity investor(s).  Any such equity could require an amendment to the terms of the Mergers, the Exchanges and/or the Debt Exchange.]

A Significant Portion of Matrix’s Net Leasehold Acreage Is Undeveloped…
4.
The figures expressed as a percentage representing the proportion of Matrix’s total proved undeveloped reserves, the PV-10 of such reserves, and the total proved reserves relating to the Sansinena Field appear to be inconsistent with such percentages determined using the information provided on page 138.  Please resolve these inconsistencies or tell us why a revision is not needed.  This comment also applies to the comparable disclosure relating to the Sansinena Field provided on page 141.

Response:  See pages 46 and 142.  We corrected the inconsistency in reserve percentages in this risk factor on page 46 as follows:
As set forth elsewhere in this proxy statement/prospectus, Matrix’s Sansinena Field is Matrix’s largest oil and natural gas development project.  As of December 31, 2016, the field contained approximately [87.6% of Matrix’s total proved reserves,] ~~97.8%~~ [98.5%]of Matrix['s] total proved undeveloped reserves and ~~95.6%~~ [94.8%]  of the PV-10 of such reserves.  Additionally, the field’s proved undeveloped reserves represent approximately ~~79%~~ [71.1%] of Matrix’s total proved reserves.
We also conformed the statement on page 142 to say that Sansinena Field represented 87.6% of Matrix's total proved reserves.

Estimates of Proved Oil and Natural Gas Reserves…
5.
The figure expressed as a percentage representing the proportion of Matrix’s reserves that were classified as proved undeveloped reserves appears to the inconsistent with the comparable percentage determined using the information provided on page 138.  Please resolve these inconsistencies or tell us why a revision is not needed.

Response:  We corrected the statement on page 48 as follows:
At December 31, 2016, approximately ~~80.7%~~ [72.2%] of Matrix’s estimated reserves were classified as proved undeveloped.
The above statement is consistent with the table on page 139 showing that total proved undeveloped reserves are 6,563 MBOE and total proved reserves are 9,084 MBOE.
Opinion of Northland Capital Markets to Royale Board of Directors
Net Asset Valuation Analysis
6.
We note your response to prior comment 5 and reissue our prior comment in part.  Please quantify the assumptions that were used to calculate the net asset value of each of Matrix and Royale and which are listed in items (i) through (iv) of each of the last two full paragraphs on page 67.  In addition, please revise your disclosure to describe the “risking factors” that were discussed with management of Royale and Matrix and applied to Royale’s reserves and which are referenced in item (i) of the last full paragraph on page 67.

Response:  We briefly respond to comments 6, 7, 8 and 9 below, followed by the text of the S-4/A revisions made in response to all three of these comments to avoid duplication.
Comment 6 response:  We quantified each assumption used to calculate net asset value of Matrix and Royale.
7.
We note disclosure on page 67 indicating that Matrix’s proved undeveloped reserves in the Sansinena Field were risked by 50% in Northland’s net asset valuation analysis due to the lack of recent, offsetting wells having been drilled at the time of the Matrix reserve report to validate the ultimate recoveries.  Please expand your disclosure to clarify if this was the sole reason for applying the 50% risk factor to the Sansinena Field proved undeveloped reserves, and if not, explain in reasonable detail what other reason(s) and/or assumptions were taken into consideration in arriving at the 50% risk factor.

Response:  We clarified that the 50% PV risk factor was solely due to lack of recent drilling activity at the time of the Northland valuation.
8.
We also note disclosure in item (i) on page 67 indicating that the PV-10 used in the net asset valuation analysis for Matrix incorporated risking factors based on the reserve category, e.g. proved developed producing, proved developed non-producing and proved undeveloped, of the reserves from the Matrix reserve report.  Please expand your disclosure to specify the risking factors applied by reserve category in the analysis and explain in reasonable detail the reason(s) and/or other assumptions that were taken into consideration in arriving at the risking factors for each reserve category.  Also revise your disclosure to clarify if the 50% risk factor for the Sansinena Field proved undeveloped reserve was applied to the net reserve quantities or the PV-10 of such reserves.

Response:  We revised the disclosure to state that Northland did not apply risk factors to Matrix’s proved developed producing or proved developed non-producing reserves.  We stated that the 50% risk factor for Sansinena applied to PV-10 value of such reserves.
9.
To facilitate our understanding of the reserves information used in the Matrix net asset valuation analysis please tell us (i) the effective date for the estimates contained in the reserves report used for the analysis and (2) provide us with the first-day-of-the-month initial SEC benchmark price of oil and natural gas, before adjustments for location and quality differentials such as transportation, quality, and gravity, for the reserves included in that report, exclusive of any subsequent price adjustments incorporated by Northland in the commodity price sensitivity as of October 21, 2016.

Response:  The Matrix reserve report which was delivered to Northland and used in their net asset valuation analysis had an effective date of March 31, 2016.  It was not based on first-day-of-the-month pricing of oil and gas, but instead used prices based on NYMEX prices with estimated future price escalations.  (At the time of the Northland analysis, Matrix was not a reporting company and did not use first-day-of-the-month pricing).  The NYMEX forward price deck used for the Matrix reserves is as follows:

Oil prices are based on NYMEX West Texas Intermediate prices and are adjusted for quality, transportation fees, and market differentials. Gas prices are based on NYMEX Henry Hub prices and are adjusted for energy content, transportation fees, and market differentials. All prices, before adjustments, are shown in the following table:

Period	Oil Price	Gas Price
Ending	($/Barrel)	($/MMBTU)

6-30-2016	43.18	2.208
7-31-2016	43.98	2.323
8-31-2016	44.44	2.387
9-30-2016	44.80	2.419
10-31-2016	45.10	2.480
11-30-2016	45.39	2.673
12-31-2016	45.63	2.956
12-31-2017	46.66	2.924
12-31-2018	48.00	2.959
12-31-2019	49.07	2.994
12-31-2020	50.14	3.081
3-31-2022	51.03	3.206

Thereafter, escalated 2 percent on April 1 of each year.

We revised the NAV Analysis to differentiate the discounted estimated prices used in the Matrix reserves differ from SEC guidelines contained in Regulation S-X, Item 4-10(a)(22)(v).

See page 68.  Revisions responding to comments 6, 7, 8 and 9 are marked below:

Net Asset Valuation Analysis

The Net Asset Value, or NAV, of Matrix was determined by adding (i) the [NYMEX Forward Price Deck estimates] ~~PV-10~~9 (as defined below) of Matrix’s proved developed producing, proved developed non-producing and proved undeveloped reserves based on the Matrix reserve report and risking factor~~s~~ based on reserve category and location, as discussed with Royale’s and Matrix’s management [and described below, of $61,253,000]6, (ii) the book value or estimated fair market value of other assets, which assets include surface rights in California [of $5,262,651] 6, (iii) working capital [of $381,369] 6, (iv) minus debt [of $32,501,170] 6. Based on Northland’s discussion with Royale’s and Matrix’s management, Northland ~~risked~~ [applied a risk factor of 50% to the NYMEX Forward Price Deck estimates]8,9 Matrix’s proven undeveloped reserves in the Sansinena Field ~~by 50%~~ in this analysis [solely]7 due to the lack of recent, offsetting wells having been drilled at the time of the Matrix reserve report to validate the [estimated] ultimate recoveries.  [Northland did not apply a risking factor to Matrix’s proved developed producing or proved developed non-producing reserves.8  The NYMEX Forward Price Deck estimates oil and gas prices based on NYMEX estimated prices and are adjusted for energy content, transportation fees, and market differentials, but utilizing a 10% discount factor due to industry best practices and SEC guidelines.]9

Based on this analysis, the NAV of Matrix was $34,395,850.

The NAV of Royale was determined by adding (i) the PV-10 (as defined below) of Royale’s proved developed producing, proved developed non-producing and proved undeveloped reserves based on the Royale NSAI Reserve Report and risking factors based on reserve category and location, as discussed with Royale’s and Matrix’s management [and described below, of $2,200,000] 6, (ii) the book value or estimated fair market value of other assets [of $3,502,150] 6, (iii) working capital of [$3,711,792] 6, (iv) minus debt [of $7,649,443, which includes Royale’s deferred drilling obligation] 6. Based on Northland’s discussion with Royale’s and Matrix’s management, no ~~additional~~ risking factors [were] ~~was~~ applied to Royale’s proved reserves [due to the reserves being solely categorized as proved developed producing].

Based on this analysis, the NAV of Royale was $1,764,499.

6  Response to comment 6
7  Response to comment 7
8  Response to comment 8
9  Response to comment 9

10.
We note the figures relating to Matrix’s proved undeveloped reserves for the Sansinena Field as of December 31, 2016 were revised downward from the 10,334 MBoe as disclosed on page 114 of Form S-4, filed February 14, 2017, to 6,329 MBoe as disclosed on page 138 of Form S-4, filed June 16, 2017.  Please clarify for us the extent that the downward revisions in the estimates disclosed as of December 31, 2016 were related to the risk factor noted in the net asset valuation analysis regarding the lack of recent, offsetting wells having been drilled to validate the ultimate recoveries of the proved undeveloped reserves.  If the downward revisions were not related to this risk factor, please explain to us in reasonable detail the reason(s) for the revisions in such estimates and explain to us how you considered the requirements in the definitions of reasonable certainty, proved reserves and undeveloped reserves in Rule 4-10(a)(24), (a)(22) and (a)(31)(i) of Regulation S-X, respectively, in classifying the 6,329 MBoe as proved reserves.

Response:  The downward revision of reserves related to reserves related to two factors, 1) the inclusion of Asset Retirement Obligations and 2) the exclusion of reserves attributable to proved undeveloped wells drilled more than 5 years after the effective date of the report.  There were no downward revisions to reserves reported in disclosures on pages 139 which were the result of risk factors considered by Northland.  The consideration of any risk factors by Northland Capital in its evaluation of the fairness of the transaction were economic rather than engineering decisions.

The reserves reported meet the requirements of Rule 4-10 in all respects including, but not limited to adjacency, certainty, and timing. To that end, Matrix has spud the drilling of its first undrilled location.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
11.
We note in response to prior comment six you present at Note (2) a table showing how you calculated pro forma weighted average shares outstanding on a basic and diluted basis as presented on the Unaudited Pro Forma Condensed Statement of Operations for the Fiscal Year Ended December 31, 2016.  Please tell us why you present different numbers for the weighted average shares outstanding on the Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 2017 and why you have not presented details of these numbers were calculated.  Further, we note in your purchase price calculation you indicate 25,855,182 shares of Holdings will be issued in exchange for common stock held by Matrix, Matrix LP interests and the Matrix operator, but in your weighted average shares outstanding calculation you present 25,830,903 shares of Holdings being issued to these entities.  Please explain why these numbers differ and confirm you have adhered to the guidance in Rule 11-02(b)(7) of Regulation S-X which states the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented.

Response:  See page 100.  The referenced Note (2) in Amendment No. 3 presented a calculation of the pro forma weighted average shares outstanding on a basic and diluted basis as of March 31, 2017.  In Note (2) of Amendment No. 4, we have presented a calculation of the pro forma weighted average shares outstanding on a basic and diluted basis as of both December 31, 2016, and June 30, 2017.  We revised the purchase price calculation in note A under Pro Forma Adjustments to use the June 30 figure indicated in Note (2), in conformance with the guidance in Rule 11-02(b)(7) of Regulation S-X.

Royale’s Properties
Net Proved Oil and Natural Gas Reserves
12.
We have read your response to prior comment 13 and note your revisions to resolve the inconsistencies in the narrative discussion of Royale’s proved undeveloped reserves and the changes therein provided on page 117.  However, the disclosure relating to proved oil reserves includes a discussion of changes that occurred in proved undeveloped oil reserves and the changes that occurred in total proved oil reserves, e.g. undeveloped plus developed oil reserves.

In this regard, we note the discussion appears to indicate that Royale converted all of the 3,600 BBLs of proved undeveloped reserves disclosed at the beginning of the year to proved producing reserves and increased that estimate by an additional 2,446 BBLs which resulted in proved undeveloped reserves of zero and proved developed oil reserves of 5,856 BBLs as of December 31, 2016.  The figures provided in the discussion appear to indicate the total proved oil reserves should be 6,046 BBLs rather than the 5,856 BBLs as disclosed here and elsewhere on page F-23.  The discussion of the changes in total proved oil reserves provided on page 117 does not appear to account for the 193 BBLs of production that occurred during the year and after the proved undeveloped reserves were converted to proved producing reserves.
Please revise your disclosure to provide all of the information necessary to reconcile the overall change that occurred during the year in total proved oil reserves.  Alternatively, revise your discussion to focus solely on the changes in proved undeveloped reserves that occurred during the year as required pursuant to Item 1203(b) of Regulation S-K and separately discuss the changes in total proved reserves or refer to the discussion of the changes in total proved reserves provided elsewhere on page F-23.
Response:  See response to comments 12 & 13 under comment 13 below.
13.
We have read your response to prior comment 14 and note your revisions to the disclosure provided on page 117 to discuss the progress made during the year to convert proved undeveloped reserves to proved developed reserves.  However, your expanded discussion does not quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves.  Therefore, we re-issue our prior comment.  Should you require further guidance, please refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Response to Comments 12 and 13:  See page 118.  We deleted the discussion of Net Proved Oil and Natural Gas reserves and added the following disclosure under the caption, Changes in Proved Undeveloped Reserves:
Changes in Proved Undeveloped Reserves.
During 2016, 100% of our 2015 proved undeveloped oil reserves were reclassified to proved developed reserves due to the successful completion of one well on the location of all of our 2015 proved undeveloped oil reserves.  As a result, as of December 31,2016, we had no proved undeveloped oil reserves.  One hundred percent of the cost of drilling and completing the well was borne by other working interest investors, and therefore Royale recorded no capital expenditures attributable to converting its interest in the well to proved developed reserves.
Changes in our total reserves during 2016 are discussed on page F-23 of our 2016 financial statements under Note 18 – Supplemental Information About Oil, and Gas Producing Activities (Unaudited) – Changes in Estimated Reserve Quantities.
Matrix Oil Management Corporation and Affiliates
Supplemental Information about Oil and Gas Producing Activities (Unaudited)
Changes in Estimated Reserve Quantities
14.
We have read your response to prior comment 12 and note your revisions to resolve the inconsistencies in the disclosure of Matrix’s reserves provided on page 102 and 138.  However, it appears that an arithmetic summation of the separate line item figures for proved developed and proved undeveloped reserves, by product type of oil and natural gas presented on page F-64 at the beginning and end of the period for the fiscal years ended December 31, 2016, 2015 and 2014, are for the most part inconsistent with the line item figures shown as proved developed plus undeveloped reserves in the tabular reconciliation of the changes in total proved reserves.  Please resolve these inconsistencies or tell us why a revision is not needed.

Response:  See pages 103, 139 and F-64.  We reconciled the inconsistent figures in these tables.  Note that, on page 139 under Matrix’s Oil and Gas Properties, we deleted the PV-1 column because it is not required in this property description and appeared to be confusing when compared to other similar (but not the same) disclosures.
Exhibits
15.
Please file the opinions of tax counsel and executed copies of the convertible notes filed as Exhibits 10.1 and 10.2 to Amendment No. 1 and the Term Loan Agreement filed as Exhibit 10.3 to the current amendment as exhibits to your registration statement.

Response:  The tax opinions and executed copies of Exhibits 10.1, 10.2 and 10.3 are filed as exhibits to the current amendment.

16.	Please have the independent auditors of Matrix Oil Management Corporation update the date of its consent relating to its audit report prior to effectiveness of the registration statement.
Response:  The updated consent is filed with this amendment.
We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

Strasburger & Price, LLP

By:  Lee Polson